Exhibit 99.13

SIGMA LITHIUM RESOURCES CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2019 AND 2018

(EXPRESSED IN CANADIAN DOLLARS)

KPMG LLP

Bay Adelaide Centre

333 Bay Street, Suite 4600

Toronto, ON M5H 2S5

Canada

Tel 416-777-8500

Fax 416-777-8818

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Sigma Lithium Resources Corporation

Opinion

We have audited the consolidated financial statements of Sigma Lithium Resources Corporation (the Entity), which comprise:

•	the consolidated statements of financial position as at December 31, 2019 and December 31, 2018
•	the consolidated statements comprehensive loss for the years then ended
•	the consolidated statements of changes in shareholders’ equity for the years then ended
•	the consolidated statements of cash flows for the years then ended
•	and notes to the consolidated financial statements, including a summary of significant accounting policies

(Hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2019 and December 31, 2018, and its consolidated financial performance and its consolidated cash flows for the period then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditors’ Responsibilities for the Audit of the Financial Statements” section of our auditors’ report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

1

Material Uncertainty Related to Going Concern

We draw attention to Note 2 in the financial statements which indicates that Sigma Lithium Resources Corporation has a working capital deficit, no sources of revenue and has experienced losses for the periods ended December 31, 2019 and December 31, 2018. In addition, Sigma Lithium Resources Inc. expects to require additional capital resources to meet planned expenditures within the next 12 months, and there is no assurance that adequate financing will be available to meet these planned expenditures.

As stated in Note 2 in the financial statements, these events or conditions, along with other matters as set forth in Note 2 in the financial statements, indicate that material uncertainties exists that cast significant doubt about the Entity’s ability to continue as a going concern.

Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. Other information comprises:

•	the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditors’ report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors’ report.

We have nothing to report in this regard.

Responsibilities of Management and Those Charged With Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is responsible for assessing the ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

In preparing the financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity’s financial reporting process.

2

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Entity to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•	Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
•	Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

3

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group Entity to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

/s/ KPMG  LLP

Chartered Public Accountants, Licensed Public Accountants

The engagement partner on the audit resulting in this auditors’ report is Daniel Gordon Ricica

Toronto, Canada

May 15, 2020

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MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Sigma Lithium Resources Corporation and subsidiaries (the “Company”) are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the Company’s website and has ensured that it is consistent with the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and the majority of its members are independent directors. The Audit Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the consolidated financial statements and the external auditors’ reports. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

The consolidated financial statements have been audited by KPMG LLP, in accordance with IFRS as issued by the IASB on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.

“Calvyn Gardner”	“Guilherme Guimarães”
Chairman and Chief Executive Officer	Chief Financial Officer

Sigma Lithium Resources Corporation
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

December 31,	2019	2018
ASSETS

Current assets
Cash and cash equivalents	$103,640	$4,160,792
Receivables and other assets (notes 4 and 13)	380,225	354,382
Total current assets	483,865	4,515,174
Non-current assets
Receivables and other assets (notes 4 and 13)	96,488	109,244
Exploration and evaluation assets (note 5)	19,388,092	13,822,524
Property and equipment (note 6)	958,753	629,714
Total assets	$20,927,198	$19,076,656

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Suppliers and other liabilities (notes 7 and 13)	$3,702,947	$2,389,814
Revolving credit facility (note 8)	396,195	-
Other taxes	308,980	254,894
Note payable (note 11)	953,497	2,737,333
Lease liability (notes 12 and 13)	9,963	-
Total current liabilities	5,371,582	5,382,041

Long-term liabilities
Deferred revenue (notes 9 and 3(p ii))	4,007,100	-
Note payable (note 11)	2,496,049	2,302,686
Lease liability (notes 12 and 13)	303,727	-
Provision	9,465	10,026
Total liabilities	12,187,923	7,694,753

Shareholders’ equity
Share capital (note 15)	36,190,313	32,232,166
Contributed surplus	4,440,281	5,865,293
Accumulated other comprehensive loss	(213,118)	(112,322)
Accumulated deficit	(31,678,201)	(26,603,234)
Total shareholders’ equity	8,739,275	11,381,903
Total liabilities and shareholders’ equity	$20,927,198	$19,076,656

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Nature of operations (note 1)

Basis of presentation and going concern (note 2)

Related parties (notes 8, 12 and 13)

Event after the reporting period (notes 8, 11 and 24)

Approved on behalf of the Board:

(Signed) “Calvyn Gardner”	,	Director

(Signed) “Marcelo Paiva”	,	Director

Sigma Lithium Resources Corporation
Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)

Year ended December 31,	2019	2018
Operating expenses
General and administrative expenses (note 20)	$3,907,847	$6,317,042
Reverse takeover transaction costs (note 10)	-	2,799,730
Accretion on notes payable (note 11)	141,005	198,133
Interest expense on notes payable (notes 7 and 11)	232,836	375,876
Interest expense on credit revolver and suppliers (notes 7 and 8)	225,127	-
Foreign exchange loss (gain)	500,627	(886,639)
Loss on derivative (note 14)	-	1,623,518
Depreciation	67,525	22,473
Net loss for the period	(5,074,967)	(10,450,133)

Other comprehensive loss

Amounts that may be reclassified subsequently
to profit and loss
Cumulative translation adjustment	(100,796)	(193,830)
Net loss and comprehensive loss for the period	$(5,175,763)	$(10,643,963)

Loss per common share

Equity holders of the Company
Basic and diluted net loss per common share	$(0.07)	$(0.23)
Weighted average number of common shares
outstanding - basic and diluted	68,222,993	45,170,955

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Sigma Lithium Resources Corporation
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

Year ended December 31,	2019	2018
Operating activities
Net loss for the period	$(5,074,967)	$(10,450,133)
Adjustments for:
Depreciation	67,525	22,473
Stock-based compensation (notes 21 and 22)	258,280	2,678,027
Reverse takeover transaction costs (note 10)	-	1,749,730
Accretion on notes payable (note 11)	141,005	198,133
Interest expense on notes payable (notes 7 and 11)	232,836	375,876
Interest expense on credit revolver and suppliers (notes 7 and 8)	225,127	-
Shares issued for services (note 15)	57,600	-
Loss on derivative (note 14)	-	1,623,518
Unrealized foreign exchange gain on notes payable (note 11)	(612,661)	(736,646)
Deferred revenue (Mitsui Pre-Payment notes 9 and 3(p ii))	4,007,100	-
Changes in non-cash working capital items:
Receivables and other assets	(13,087)	(542,562)
Amounts payable and other liabilities	1,067,448	1,367,081
Other taxes	54,086	152,505
Provision	(561)	(19,571)
Net cash provided by (used in) operating activities	409,731	(3,581,569)

Investing activities
Addition to lithium properties	(3,495,691)	(9,194,953)
Repayment of note payable (note 11)	(1,255,536)	(1,706,567)
Purchase of property and equipment	(141,947)	(570,485)
Cash acquired on reverse takeover	-	31,017
Net cash used in investing activities	(4,893,174)	(11,440,988)

Financing activities
Exercise of warrants	137,695	-
Lease payments (note 12 and 13)	(71,847)	-
Revolving credit facility (note 8)	311,760	-
Issue of common shares (note 15)	-	20,040,000
Share issue costs	-	(1,386,843)
Bridge loan (note 13)	-	603,005
Repayment of bridge loan (note 13)	-	(641,635)
Net cash provided by financing activities	377,608	18,614,527
Effect of exchange rate changes on cash held in foreign currency	48,683	287,989
Net (decrease) / increase in cash	(4,057,152)	3,879,959
Cash, beginning of period	4,160,792	280,833
Cash, end of period	$103,640	$4,160,792

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Sigma Lithium Resources Corporation

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

(Unaudited)

				Accumulated
				other
	Number of	Share	Contributed	comprehensive
	common shares	capital	Surplus	income (loss)	Deficit	Total
Balance, January 1, 2018	669,675	$697,582	$221,244	$81,508	$(16,153,101)	$(15,152,767)
Shares issued (note 15)	10,019,671	20,040,000	-	-	-	20,040,000
Agent warrants issued (note 15)	-	(217,929)	217,929	-	-	-
Share issue costs (note 15)	-	(1,386,843)	-	-	-	(1,386,843)
Conversion of convertible debenture (note 14)	5,879,807	11,760,000	-	-	-	11,760,000
Stock-based compensation (notes 21 and 22)	-	-	4,946,941	-	-	4,946,941
Consideration for reverse takeover	50,398,348	1,339,356	406,688	-	-	1,746,044
Fair value adjustment on modification of note payable (note 11)	-	-	72,491	-	-	72,491
Net loss for the year	-	-	-	-	(10,450,133)	(10,450,133)
Other comprehensive income for the period	-	-	-	(193,830)	-	(193,830)
Balance, December 31, 2018	66,967,501	$32,232,166	$5,865,293	$(112,322)	$(26,603,234)	$11,381,903
Exercise of RSUs (note 21)	1,606,000	3,344,920	(3,344,920)	-	-	-
Exercise of warrants	275,390	555,627	(417,932)	-	-	137,695
Shares issued for services (note 15)	30,000	57,600	-	-	-	57,600
Stock-based compensation (notes 21 and 22)	-	-	2,241,723	-	-	2,241,723
Fair value adjustment on modification of note payable (note 11)	-	-	96,117	-	-	96,117
Net loss for the period	-	-	-	-	(5,074,967)	(5,074,967)
Other comprehensive loss for the period	-	-	-	(100,796)	-	(100,796)
Balance, December 31, 2019	68,878,891	$36,190,313	$4,440,281	$(213,118)	$(31,678,201)	$8,739,275

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Year Ended December 31, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise indicated)

1.       Nature of operations

Sigma Lithium Resources Corporation (the “Company”) is a Canadian based lithium exploration and development company incorporated under the Canada Business Corporations Act. Its shares are listed on the TSX Venture Exchange (the “TSXV”) under the symbol SGMA and on the American Stock Exchange Over-the-Counter QB under the symbol SGMLF. The head office of the Company is at Suite 2400, 745 Thurlow Street, Vancouver, British Columbia, V6E 0C5.

The Company has one direct wholly-owned subsidiary and one indirect wholly-owned subsidiary. Sigma Lithium Holdings Inc. (formerly Sigma Lithium Resources Inc.) (“Sigma Holdings”) is domiciled in Canada and incorporated under the Business Corporations Act (British Columbia). Sigma Holdings was incorporated for the purpose, through its wholly-owned Brazilian incorporated subsidiary Sigma Mineração S.A. (“SMSA”), of developing SMSA’s lithium properties located in the State of Minas Gerais, Brazil.

SMSA holds a 100% interest in four mineral properties: Grota do Cirilo, São Jose, Santa Clara and Genipapo, located in the cities of Araçuaí and Itinga, in the Vale do Jequitinhonha, State of Minas Gerais, Brazil (together, the “Lithium Properties”).

On April 30, 2018, the Company closed its Qualifying Transaction with Sigma Holdings in a reverse take over (the “RTO”). The RTO was based on an exchange ratio whereby each Sigma Holdings share was exchanged for 9.9997 common shares of the Company (the “Share Exchange”). All equity instruments have been adjusted in the financial statements for the exchange ratio and for the Share Consolidation (as defined below). See note 10.

Following the RTO, a share consolidation and name change were approved at the annual general and special meeting of shareholders held on June 18, 2018. The Company’s name was changed to “Sigma Lithium Resources Corporation” and the outstanding common shares were consolidated on a 1:10 basis (the “Share Consolidation”).

2.       Basis of presentation and going concern

The financial statements as at, and for the year ended, December 31, 2019 have been prepared on the basis of accounting principles applicable to a going concern, which presumes that the Company will be capable of fulfilling in the next 12 (twelve) months, the payment of its outstanding liabilities at December 31, 2019 and its ongoing operations, which include the salaries and related charges of its employees, suppliers and related parties.

The Company is presently in the stage of mineral exploration and evaluation of the Lithium Properties and, therefore, is subject to risks and challenges similar to other companies in comparable stages of exploration and evaluation. The Company had a working capital deficit of $4,887,717 at December 31, 2019 (working capital deficit of $866,867 at December 31, 2018). For the year ended December 31, 2019, the Company incurred a net loss of $5,074,967 (year ended December 31, 2018 - $10,450,133), had operating cash inflows of $409,731 (year ended December 31, 2018 - operating cash outflows of $3,581,569) which included a prepayment from Mitsui & Co. Ltd. (“Mitsui”) of $4,007,100 (US$3,000,000). In addition the Company drew $311,760 (US$240,000) under the A10 Credit Facility (notes 8 and 13).

Although the Company entered into the agreement for the US$30,000,000 Mitsui Pre-Payment (as defined below in (note 9) financing with Mitsui on March 26, 2019, the advancement of the remaining US$27,000,000 amount of the Mitsui Pre-Payment is contingent on certain conditions beyond control of the Company, including the Company obtaining project financing for the remaining portion of the projected capital expenditures for the construction of the commercial production plant, as indicated by the Feasibility Study Report. The Company received US$3,000,000 (CAD$4,007,100) on April 4, 2019 as the first installment of the Mitsui Pre-Payment (note 9).

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Year Ended December 31, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise indicated)

2.       Basis of presentation and going concern (continued)

On November 29, 2019 the Company entered into a revolving credit agreement with A10 Group (companies owned by certain directors of the Company) which provides for a $6.6 million (US$5 million) revolving credit facility (the “A10 Credit Facility”) to fund expenses approved by the lenders, as described in note 8. As of December 31, 2019, $311,760 (US$240,000) had been drawn and $84,435 (US$65,000) had been accrued in setup fees on the Credit Facility (see notes 8 and 24).

In addition, the Company has flexibility in terms of the pace and timing of project costs and how expenditures have been, or may be, adjusted, limited or deferred subject to current capital resources and the potential to raise further funds, however there is no assurance that the Company will be able to raise funds upon terms acceptable to the Company or at all, and the funding challenges for exploration and development companies have been exacerbated by COVID-19. The certainty of funding future exploration expenditures and project development implementation considering additional financing, will be required to continue to develop the Lithium Properties, complete detailed engineering, start project construction and continue to finance its operations. The availability of sources of additional financing cannot be assured at this time and, accordingly, these material uncertainties cast significant doubt about the Company’s ability to continue as a going concern.

These consolidated financial statements have been prepared on a basis which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. These consolidated financial statements do not include adjustments to the carrying values and classifications of recorded assets and liabilities that might be necessary should the Company be unable to continue as a going concern. Those adjustments may be material.

3.       Significant accounting policies

(a)       Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), effective for the Company’s reporting for the period ended December 31, 2019. The Board of Directors approved these consolidated financial statements on May 15, 2020.

(b)       Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis except for the re-valuation of certain financial instruments.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Year Ended December 31, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise indicated)

3.       Significant accounting policies (continued)

(c)       Basis of consolidation

These consolidated financial statements incorporate the financial statements of the Company, Sigma Holdings (which is 100% owned by the Company) and SMSA (which is 100% owned by Sigma Holdings).

Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continues to be consolidated until the date that such control ceases. Control is achieved when an investor has power over an investee to direct its activities, exposure to variable returns from an investee, and the ability to use the power to affect the investor’s returns.

The results of subsidiaries acquired or disposed of during the years presented are included in the consolidated statements of comprehensive loss from the effective date of control and up to the effective date of disposal or loss of control, as appropriate. All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

(d)       Foreign currencies

The functional currency of the parent company is the Canadian dollar and the Brazilian Real for SMSA, as determined by management. The Canadian dollar is the currency in which it presents these consolidated financial statements.

Transactions in currencies other than the functional currency of an entity are recorded at exchange rates prevailing on the dates of the transactions. Exchange gains and losses arising on the translation of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of loss and comprehensive loss. Non-monetary items that are measured at historical cost are translated using the exchange rates at the date of the transaction.

The results and financial position of entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

a) Assets and liabilities for each statement of financial position date presented are translated at the closing rate at the date of that statement of financial position;

b) Income and expenses for each income statement are translated at average exchange rates for the period; and

c) All resulting exchange differences are recognized in other comprehensive income (loss).

(e)       Business combinations

Acquisitions of a business are accounted for using the acquisition method. The consideration for each acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given up, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the subsidiary. Acquisition-related costs are recognized in profit and loss as incurred.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Year Ended December 31, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise indicated)

3.       Significant accounting policies (continued)

(f)       Financial instruments

Recognition

The Company recognizes a financial asset or financial liability on the statement of financial position when it becomes party to the contractual provisions of the financial instrument. Financial assets are initially measured at fair value, and are derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset, or when cash flows expire. Financial liabilities are initially measured at fair value and are derecognized when the obligation specified in the contract is discharged, cancelled or expired.

A write-off of a financial asset (or a portion thereof) constitutes a derecognition event. Write-off occurs when the Company has no reasonable expectations of recovering the contractual cash flows on a financial asset.

Classification and Measurement

The Company determines the classification of its financial instruments at initial recognition. Financial assets and financial liabilities are classified according to the following measurement categories:

•	those to be measured subsequently at fair value, either through profit or loss (“FVTPL”) or through other comprehensive income (“FVTOCI”); and,

•	those to be measured subsequently at amortized cost.

The classification and measurement of financial assets after initial recognition at fair value depends on the business model for managing the financial asset and the contractual terms of the cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost at each subsequent reporting period. All other financial assets are measured at their fair values at each subsequent reporting period, with any changes recorded through profit or loss or through other comprehensive income (which designation is made as an irrevocable election at the time of recognition).

After initial recognition at fair value, financial liabilities are classified and measured at either:

•	amortized cost;

•	FVTPL, if the Company has made an irrevocable election at the time of recognition, or when required (for items such as instruments held for trading or derivatives); or,

•	FVTOCI, when the change in fair value is attributable to changes in the Company’s credit risk.

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

Transaction costs that are directly attributable to the acquisition or issuance of a financial asset or financial liability classified as subsequently measured at amortized cost are included in the fair value of the instrument on initial recognition. Transaction costs for financial assets and financial liabilities classified at fair value through profit or loss are expensed in profit or loss.

The Company’s financial asset consists of cash and receivables, which are classified and subsequently measured at amortized cost. The Company’s financial liabilities consist of suppliers and other liabilities, revolving credit facility and note payable, which are classified and subsequently measured at amortized cost using the effective interest method.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Year Ended December 31, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise indicated)

3.       Significant accounting policies (continued)

(f)       Financial instruments (continued)

Recognition (continued)

All financial instruments recognized at fair value in the statement of financial position are classified into one of three levels in the fair value hierarchy as follows:

•	Level 1 – Valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.

•	Level 2 – Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or corroborated by observable market data by correlation or other means.

•	Level 3 – Valuation techniques with significant unobservable market inputs.

Impairment

The Company assesses all information available, including on a forward-looking basis, the expected credit losses associated with any financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition based on all information available, and reasonable and supportive forward-looking information.

(g)       Cash and cash equivalents

Cash and cash equivalents in the consolidated statement of financial position comprise cash at banks and on hand, and short-term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash. The Company’s cash and cash equivalents are invested with major financial institutions in business accounts and guaranteed investment certificates which are available on demand by the Company.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Year Ended December 31, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise indicated)

3.       Significant accounting policies (continued)

(h)       Exploration and evaluation expenditures

The Company is in the exploration stage with respect to its investment in mineral properties and follows the practice of capitalizing all costs relating to the acquisition and exploration of mineral rights. Such costs include, among others, geological, geophysical studies, exploratory drilling and sampling, feasibility studies and technical reports.

The carrying value of the Company’s mineral interests is assessed for impairment when indicators of such impairment exist. Indicators may include the loss of the right to explore in the area; the Company deciding not to continue exploring or incurring substantial additional expenditures on the project; or it being determined that the carrying amount of the project is unlikely to be recovered by its development or sale. If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated to determine the extent of the impairment loss, if any. The recoverable amount is determined as the higher of the fair value less costs of disposal for the asset and the asset’s value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Impairment is determined on an asset by asset basis, whenever possible. If it is not possible to determine impairment on an individual asset basis, impairment is considered on the basis of a cash generating unit (“CGU”). CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or other group of assets.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged immediately to the statement of loss and comprehensive loss so as to reduce the carrying amount to its recoverable amount.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company makes an estimate of the recoverable amount.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of loss and comprehensive loss.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Year Ended December 31, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise indicated)

3.       Significant accounting policies (continued)

(i)       Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is recognized based on the cost of an item of equipment, less its estimated residual value, over its estimated useful life at the following rates:

Detail	Percentage	Method
Field equipment	20%	Straight line
Building	4%	Straight line
Fixtures	10%	Straight line
Furniture	10%	Straight line
Pilot plant	10%	Straight line

An asset’s residual value, useful life and depreciation method are reviewed, and adjusted if appropriate, on an annual basis.

An item of equipment is de-recognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statements of profit or loss and comprehensive profit or loss.

Where an item of equipment consists of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

(j)       Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Year Ended December 31, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise indicated)

3.       Significant accounting policies (continued)

(k)       Share-based payment transactions

The fair value of share-based payments related to options is measured at grant date and recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of shares issuable in respect of options that are expected to vest.

An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of the goods and services received.

Under the equity incentive plan (the “Equity Incentive Plan”), selected participants are granted stock options (“Options”) and/or restricted share units (“RSUs”), where each RSU represents the right to receive one common share upon expiration of an applicable restricted period (vesting). RSUs are measured at fair value on the grant date. Such equity settled share-based payment transactions are not remeasured once the grant date fair value has been determined. The RSU compensation expense is recognized on a straight-line basis over the vesting period using a graded (accelerated) amortization schedule, with a corresponding charge to contributed surplus. Compensation expense for RSUs incorporates an estimate for expected forfeiture rates based on historical forfeitures.

(l)       Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is measured at the rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax is not recognized for the following temporary differences; the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future where the timing of the reversal of the temporary differences can be controlled by the parent. In addition, deferred tax is not recognized for temporary differences arising on the initial recognition of goodwill which is not deductible for tax purposes.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, a deferred tax asset is not recognized.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Year Ended December 31, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise indicated)

3.       Significant accounting policies (continued)

(m)       Restoration, rehabilitation and environmental obligations

A legal or constructive obligation to incur restoration, rehabilitation and environmental costs may arise when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises. Discount rates using a pretax rate that reflect the time value of money are used to calculate the net present value. The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation. Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

(n)       Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

(o)       Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates:

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, relate to, but are not limited to, the following:

•	The recoverability of amounts receivable and value-added taxes receivable which are included in the consolidated statements of financial position;

•	Income taxes – measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only become final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the consolidated financial statements;

•	The estimated useful lives of property and equipment which are included in the consolidated statement of financial position and the related depreciation included in the statement of loss; and

•	The inputs used in accounting for share-based payment transactions, including warrants.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Year Ended December 31, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise indicated)

3.       Significant accounting policies (continued)

(o)       Significant accounting judgments and estimates (continued)

Critical accounting judgments:

•	Management assessment of going concern and uncertainties of the Company’s ability to raise additional capital and/or obtain financing to advance the Lithium Properties project;

•	Management applied judgment in determining the functional currency of the Company as the Canadian Dollar and its subsidiary to be the Brazilian Real, based on the facts and circumstances that existed during the period;

•	Management determination of no material restoration, rehabilitation and environmental exposure, based on the facts and circumstances that existed during the period; and

•	The Company’s review of its long-lived assets for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. IFRS 6 Exploration for and evaluation of mineral resources and IAS 36 Impairment of assets requires the Company to make certain judgments in respect of such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. The Company’s assessment is that as at December 31, 2019 and December 31, 2018, there are no indicators of impairment in the carrying value of its long-lived assets.

(p)	New accounting policies

(i) Leases and right-of-use assets

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16” – effective January 1, 2019), replacing IAS 17 Leases (“IAS 17”). IFRS 16 provides a single lessee accounting model and requires the lessee to recognize assets and liabilities for all leases on its statement of financial position. At January 1, 2019, the Company adopted IFRS 16. Upon adoption, the Company recognized $330,230 of Right-of-Use assets and an equal amount of lease obligations with no adjustment required to retained earnings.

The Company has adopted IFRS 16 using the modified retrospective approach. Under this approach, the comparative information has not been restated and the reclassifications and adjustments arising from the new leasing rules are recognized in the opening statement of financial position on January 1, 2019.

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for:

•	Leases of low value assets;

•	Leases with a duration of twelve months or less; and

•	Leases to explore for minerals, oil, natural gas, or similar non-regenerative resources.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

On initial recognition, the carrying value of the lease liability also includes:

•	Amounts expected to be payable under any residual value guarantee;

•	The exercise price of any purchase option granted if it is reasonably certain to exercise that option; and

•	Any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Year Ended December 31, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise indicated)

3.       Significant accounting policies (continued)

(p)       New accounting policies (continued)

(i) Leases and right-of-use assets (continued)

Right-of-use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for:

•	Lease payments made at or before commencement of the lease;

•	Initial direct costs incurred; and

•	The amount of any provision recognized where the Company is contractually required to dismantle, remove or restore the leased asset.

Lease liabilities, on initial measurement, increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made.

Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset if this is judged to be shorter than the lease term.

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortized over the remaining (revised) lease term.

(ii) Deferred revenue

The Company entered into the binding heads of agreement for the Mitsui Pre-Payment offtake of spodumene concentrate with Mitsui (the “Mitsui Pre-Payment”), as explained in note 9, pursuant to which the Company is to receive advanced consideration against the delivery of lithium spodumene concentrate production in reference to the Company’s Xuxa deposit. The Company recognized advanced consideration as deferred revenue and will recognize the amounts in revenue as it satisfies its performance obligation to deliver spodumene concentrate to the customer over the life of the contract.

(iii) IFRIC 23 – Uncertainty over Income Tax Treatments

The Company adopted IFRIC 23, Uncertainty over Income Tax Treatments (“IFRIC 23”) on January 1, 2019 with retrospective application. IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatments. The effect of uncertain tax treatments is recognized at the most likely amount or expected value. The adoption of IFRIC 23 had no impact on the consolidated financial statements.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Year Ended December 31, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise indicated)

4.       Receivables and other assets

	December 31,	December 31,
	2019	2018
Prepaid land lease (note 13(b)(c))	$116,610	$176,758
Advance for environmental compensation	32,230	-
Prepaid expenses	74,791	189,063
Sales tax receivable	253,082	92,008
Travel advances	-	5,797
	$476,713	$463,626

Allocated as follows:
– Current	$380,225	$354,382
– Non-current	96,488	109,244
	$476,713	$463,626

5.       Exploration and evaluation assets

The Company is in the exploration and evaluation stage with respect to its mineral properties and follows the practice of capitalizing all costs relating to the acquisition and exploration of mineral rights. Such costs include, among others, geological, geophysical studies, exploratory drilling and sampling, feasibility studies and technical reports.

A summary of explorations costs is set out below:
	December 31,	December 31,
	2019	2018
Opening balance	$13,822,524	$2,580,260
Personnel costs	2,992,950	3,400,413
Geological costs	718,332	1,100,623
Drilling	58,368	4,606,553
Environmental	365,149	681,606
Engineering	2,172,640	1,722,291
Other	234,127	73,281
Cumulative translation adjustment	(975,998)	(342,503)
Closing balance (a)	$19,388,092	$13,822,524

(a) The exploration and evaluation assets include $2,177,373 capitalized in personnel costs (RSUs and salary expenses) during the year ended December 31, 2019 (year ended December 31, 2018 - $2,268,914).

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Year Ended December 31, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise indicated)

6. Property and equipment

Cost	Vehicle	Furniture	Building	Machinery	Fixtures	Pilot plant	Right-of-use assets	Total
Balance, December 31, 2017	$-	$-	$19,546	$98,100	$-	$-	$-	$117,646
Additions	-	59,329	-	52,246	290,793	168,117	-	570,485
Cumulative translation adjustment	-	-	(2,032)	(10,200)	-	-	-	(12,232)
Balance, December 31, 2018	$-	$59,329	$17,514	$140,146	$290,793	$168,117	$-	$675,899
IFRS 16 adoption	-	-	-	-	-	-	330,230	330,230
Additions	7,735	-	-	11,469	-	122,743	119,028	260,975
Disposal	-	-	-	-	-	-	(76,605)	(76,605)
Cumulative translation adjustment	-	(4,909)	(1,460)	(11,611)	(24,081)	(13,811)	(28,353)	(84,225)
Balance, December 31, 2019	$7,735	$54,420	$16,054	$140,004	$266,712	$277,049	$344,300	$1,106,274

Accumulated amortization	Vehicle	Furniture	Building	Machinery	Fixtures	Pilot plant	Right-of-use assets	Total
Balance, December 31, 2017	$-	$-	$8,479	$17,985	$-	$-	$-	$26,464
Depreciation	-	937	304	14,822	6,410	-	-	22,473
Cumulative translation adjustment	-	-	(882)	(1,870)	-	-	-	(2,752)
Balance, December 31, 2018	$-	$937	$7,901	$30,937	$6,410	$-	$-	$46,185
Depreciation	942	5,678	670	13,801	27,826	18,608	41,458	108,983
Cumulative translation adjustment	-	(78)	(295)	(6,924)	(252)	(98)	-	(7,647)
Balance, December 31, 2019	$942	$6,537	$8,276	$37,814	$33,984	$18,510	41,458	$147,521

Net book value	Vehicle	Furniture	Building	Machinery	Fixtures	Pilot plant	Right-of-use assets	Total
Balance, December 31, 2018	$-	$58,392	$9,613	$109,209	$284,383	$168,117	$-	$629,714
Balance, December 31, 2019	$6,793	$47,883	$7,778	$102,190	$232,728	$258,539	$302,842	$958,753

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Year Ended December 31, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise indicated)

7.       Suppliers and other liabilities

December 31,	2019	2018
Suppliers	$2,825,832	$1,927,271
Accrued interest on amounts due to suppliers	140,777	-
Amounts payable to related parties (note 13(d)(f-1, 2, 4))	197,243	-
Accrued interest on note payable (note 11)	434,187	375,876
Accrued liabilities	104,908	86,667
Total amounts payable and other liabilities	$3,702,947	$2,389,814

8.       Revolving credit facility

On November 29, 2019 the Company entered into an agreement with A10 Group (a company owned by certain directors of the Company) for the A10 Credit Facility, providing for a $6.6 million (US$5 million) unsecured revolving credit facility, bearing interest at 11% per annum, calculated in US Dollars from the day funds are drawn. A Commitment and Disbursement Fee of 0.65% and a Due Diligence Fee of 0.65% of the committed amount, totaling $84,435 (US$65,000) have been accrued on agreement execution. The Due Diligence Fee is to be credited towards the interest payable under the A10 Credit Facility. This credit facility has one-year term, which is the maturity day for all funds drawn, if any. Interest is due in 6 (six) months counted from each fund draw day. Each draw on the A10 Credit Facility is subject to A10 Group approval. As of December 31, 2019, $311,760 (US$240,000) has been drawn on the A10 Credit Facility. As of May 15, 2020, $1,388,732 (US$986,000) had been drawn on the A10 Credit Facility (see note 24).

9.       Deferred revenue

On March 26, 2019, the Company entered into a heads of agreement with Mitsui under which Mitsui will prepay the Company the amount of US$30,000,000 for battery grade lithium concentrate supply of up to 80,000 tonnes annually (the “Mitsui Pre-Payment”) over six years, extendable for another five years at the option of Mitsui.

An initial tranche payment of US$3,000,000 ($4,007,100) was received by the Company on April 4, 2019, while the disbursements of the remaining tranches are subject to certain conditions, including the approval of the Company’s feasibility report by Mitsui, execution of related definitive offtake agreements with Mitsui and securing funding for the remaining amount of the capital expenditures for the construction of the commercial production plant (“Project Capex”), as projected by the Feasibility Study Report.

As part of the total Mitsui Pre-Payment amount, for the Company to meet its construction timetable, an amount of up to US$7,000,000 ($9,093,000) for the deposits required to purchase long lead items for construction of the commercial production plant or other preproduction critical activities, can be made available as per the Company’s request to Mitsui. Such payments are subject to Mitsui’s approval and will be credited towards the overall Mitsui Pre-Payment amount. Other than the initial tranche payment described above, the Company did not request or receive any funds in 2019.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Year Ended December 31, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise indicated)

10.       Qualifying transaction - Reverse takeover

On April 30, 2018, Sigma Holdings and the Company (under its former name of Margaux Red Capital Inc.) completed the RTO. The RTO involved an exchange of shares pursuant to which Sigma Holdings’ shareholders received Company common shares in exchange for 100% of their Sigma Holdings shares. The RTO was based on an exchange ratio whereby each Sigma Holdings share was exchanged for 9.99967 Company common shares. As a result, following the RTO, holders of Sigma Holdings shares owned 99% of the outstanding Company shares.

The respective share capitals of the Company and Sigma Holdings post Share Exchange were as follows:

The Company	Number of common shares	Amount
Balance, April 30, 2018	669,678	$697,235

Sigma Holdings	Number of common shares	Amount
Balance, April 30, 2018	50,398,348	$697,581

In accordance with IFRS 3, Business Combinations, the substance of the transaction is a reverse take-over of a non-operating company. The transaction does not constitute a business combination as the Company does not meet the definition of a business under the standard. As a result, the transaction is accounted for as a shared-based payment under IFRS 2 with Sigma Holdings being identified as the acquirer and the equity consideration issued being measured at fair value. The resulting consolidated financial statements are presented as a continuance of Sigma Holdings.

The identifiable assets and liabilities of the Company are recognized at fair value at the acquisition date, with the excess of the fair value of the equity interest over the fair value of the net assets acquired to the consolidated statements of loss and comprehensive loss as a listing expense.

IFRS 2, Share-based payment was applied to the RTO as Sigma Holdings would have issued shares with a value in excess of the assets received, with the difference recognized in comprehensive loss as a reverse takeover transaction cost. The amount assigned to the RTO cost of $2,799,730 is the difference between the fair value of the consideration and the net identifiable assets of the Company acquired by Sigma Holdings, and cash transaction costs, included in the consolidated statements of loss.

The fair value of the consideration was determined based on the percentage ownership the Company (the legal parent’s) shareholders in the consolidated entity after the transaction. This represents the fair value of the shares that Sigma Holdings would have had to issue for the ratio of ownership interest in the combined entity to be the same, if the transaction had taken the legal form of Sigma Holdings acquiring 100% of the shares in the Company. The fair value of the consideration in the RTO is equivalent to the fair value of the 669,678 Sigma Holdings shares determined to have been issued by Sigma Holdings and controlled by the original Company shareholders and warrants to purchase 275,390 Sigma Holdings shares. Such fair value was estimated to be $1,339,356 based on the fair market value of $2.00 per share, the price of the financing on April 30, 2018 disclosed in note 15. The fair value of the warrants was estimated to be $406,688 net of transaction costs using the Black-Scholes valuation model on the following assumptions: share price of $2.00, dividend yield 0%, volatility 61.97% (calculated using similar companies), exercise price of $0.50, risk-free interest rates of 1.84%, and expected life of 1.30 years. The fair value of the consideration also included $1,050,000 in cash costs.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Year Ended December 31, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise indicated)

10.       Qualifying transaction - Reverse takeover (continued)

Based on the statement of financial position of the Company at the time of the RTO, the net assets with an estimated fair value deficit of $3,686 were acquired by Sigma Holdings.

	Number of
Consideration	securities	Amount
Shares	669,678	$1,339,356
Incremental value of warrants	275,390	406,688
Transaction costs	-	1,050,000
Total consideration		$2,796,044

Identifiable assets acquired
Cash		$31,017
Accounts payable		(34,703)
		(3,686)
Reverse takeover transaction costs		2,799,730
		$2,796,044

11.       Note payable

In December 2017, Sigma Holdings acquired, through transactions involving Rix Mineração e Consultoria S.A. (“Rix”) (a company owned by certain directors of the Company), a related party, and Arqueana Empreendimentos e Participações S.A. (“Arqueana”) (a company owned by certain directors of the Company), the 11% interest in SMSA that it did not previously own. As a result, Sigma Holdings consolidated the ownership of 100% of the Lithium Properties, for R$20,200,000 Brazilian Reais ($7,650,245) to be paid in six installments.

In connection with these transactions, Sigma Holdings and SMSA entered into the following agreements:

•	An agreement for stock purchase and sale and other covenants (the “SMSA Stock Purchase Agreement”) dated December 15, 2017,
•	The Amilcar Royalty Agreement, and
•	The Rix Royalty Agreement.

If the original controlling group of Sigma Holdings ceases to have an indirect interest of at least 30% in SMSA on a fully-diluted basis, any remaining instalments will become due immediately.

The Amilcar Royalty Agreement provides for a royalty of 1% over the gross revenues of SMSA from sales of minerals extracted from the Lithium Properties, less all taxes and costs incurred in the process of extraction, production, processing, treatment, transportation and commercialization of the products sold. SMSA has the option to repurchase the Amilcar Royalty Agreement, exercisable at any time, for US$3,800.000. Amilcar has the option to require the repurchase of the Amilcar Royalty Agreement for the same price, exercisable: (i) if SMSA enters into commercial production and reaches the threshold of producing 40,000t of lithium concentrate per year; or (ii) if the original controlling group of Sigma Holdings ceases to have an indirect interest of at least 30% in SMSA on a fully diluted basis. The RI-X Royalty Agreement provides for to the holder (currently LRC LP I) a royalty of 1% over the gross revenues of SMSA from sales of minerals extracted from the Project, less taxes, returns and sale commissions.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Year Ended December 31, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise indicated)

11.       Note payable (continued)

The following is the installment payment schedule as of December 31, 2019. The installments are denominated in Brazilian Reais and subject to interest also in Brazilian Reais as per the monthly variation of the CDI (the Brazilian Interbank rate) from December 15, 2017 to the due date of their respective payments. Interest on overdue payments accrues at 1% per month plus a 10% penalty. The interest expense calculated for the year ended December 31, 2019 amounted to $232,836 ($375,876 for the ended December 31, 2018).

The outstanding balance of the note payable is herein presented at its carrying value of $3,449,546, calculated as follows:

	2019	2018
Opening balance as of December 31,	$5,040,019	$7,402,486
Accretion (adjustment to present value)	141,005	198,133
Fair value adjustment	(96,117)	(72,491)
Realized / Unrealized foreign exchange gain	(379,825)	(645,440)
Payment	(1,255,536)	(1,842,669)
Closing balance as of December 31,	$3,449,546	$5,040,019

	Reais	Canadian equivalent to Reais	Carrying value December 31,
Due date	(undiscounted)	(undiscounted)	2019
March 15, 2020	3,000,000	$966,899	$953,497
January 31, 2021 (1)	4,159,309	1,340,545	1,291,519
March 15, 2021	3,000,000	966,900	913,114
March 28, 2022	1,000,000	322,300	291,416
			$3,449,546

Carrying value	December 31, 2019
Current	$953,497
Long-term	2,496,049
$3,449,546

(1) On March 29, 2019, the Company and Arqueana signed the Second Amendment of the SMSA Stock Purchase Agreement, where the installment due on March 15, 2019 was divided into two tranches: a tranche of $1,255,536 (R$ 3,671,032 Brazilian Reais) paid in full and a second tranche of $1,260,083 (4,159,309 Brazilian Reais) due on September 15, 2019. That remaining tranche of $1,260,083 (4,159,309 Brazilian Reais) has been amended to January 31, 2021 through the fifth amendment of the SMSA Stock Purchase Agreement (dated December 27, 2019).

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Year Ended December 31, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise indicated)

11.       Note payable (continued)

The following payments schedules due at December 31, 2018 are outlined below.

	Reais	Canadian equivalent to Reais	Carrying value December 31,
Due date	(undiscounted)	(undiscounted)	2018
March 15, 2019 (1)	7,830,341	2,751,350	$2,737,333
March 15, 2020	3,000,000	1,054,111	1,011,288
March 15, 2021	3,000,000	1,054,111	976,862
March 28, 2022	1,000,000	351,370	314,536
Total			$5,040,019

December 31,
Carrying value	2018
Current	$2,737,333
Long-term	2,302,686
$5,040,019

12.       Lease liability

At the commencement date of the lease (all related to Land Leases of surface properties owned by Miazga Participações S.A., a land administration company owned by certain Directors of the Company (thus, a related party, as described in note 13), the lease liability was measured at the present value of the lease payments that were not paid at that date. The lease payments are discounted using a weighted average interest rate of 11.33%, which is the Company’s incremental borrowing rate. The continuity of the lease liability is presented in the table below:

Opening lease commitment at December 31, 2018	$565,521
Recognition exemption for short term rentals	(42,612)
Contracts not in scope of IFRS 16	(239,106)
Discounting using the incremental borrowing rate as at January 1, 2019	(93,577)
Extension options reasonably certain to be exercised	140,004
Lease liability at January 1, 2019	330,230
Additions	118,068
Disposals	(78,911)
Interest expense	44,977
Lease payments	(71,847)
Cumulative translation adjustment	(28,827)
Lease liability at December 31, 2019	$313,690

As at December 31, 2019
Lease obligations	$313,690
Less current portion	9,963
Non-current portion	$303,727

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Year Ended December 31, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise indicated)

12.       Lease liability (continued)

Maturity analysis – contractual undiscounted cash flows

As at December 31, 2019
Less than one year	$9,963
Year 2	44,997
Year 3	44,997
Year 4	44,997
More than 5 years	488,752
Total contractual undiscounted cash flows	$633,706

13.       Related party transactions

(a) A10 Group (companies owned by certain directors of the Company)

1.	Cost sharing agreement (“CSA”): For the year ended December 31, 2019, the Company paid the amount of $92,808 (year ended December 31, 2018 - $107,489). The amounts were recognized at the exchange amount as follows:

♦	The Company paid $74,280 through a CSA for shared personnel, including legal, financial and business development personnel allocated to the Company by A10 Group. Additionally, under the same CSA, the Company paid for 50% of shared secretarial administrative personnel and share office maintenance costs.

♦	The Company paid $18,528 for travel & overtime meal expense reports (“T&E”) incurred by certain A10 Group personnel while working on the Company’s matters.

2.	Credit Facilities:

♦	On November 29, 2019, the Company entered into the A10 Credit Facility with A10 Group as described in note 8.

♦	On March 15, 26 and 29, 2018, A10 Group provided bridge loans to SMSA of 500,000 Reais ($170,500), 520,000 Reais ($177,320) and 727,600 Reais ($248,112), respectively, with interest calculated pursuant to the CDI (Brazilian Interbank Rate) plus a 4% per annum spread, accrued from the date of their respective disbursements. The bridge loans had due dates on April 30, and May 30, 2018, automatically renewable on a rolling basis. On July 18, 2018, $641,635 was paid to A10 Group to satisfy the bridge loans and interest in full.

(b) Miazga Participações S.A. (“Miazga”, a land administration company owned by certain Directors of the Company)

As of December 31, 2019, the Company had a prepaid lease in the amount of $108,458 (December 31, 2018 - $176,758). During the year ended December 31, 2019, the Company paid Miazga, for land lease expenses of the Lithium Properties the amount of $78,820 (year ended December 31, 2018 - $68,288), which were duly deducted from the prepaid amount. The total amount due to Miazga for the land leases of the Lithium Properties as of December 31, 2019 is $313,690 (973,286 Brazilian Real) (note 12). The amounts were recognized at the exchange amount.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Year Ended December 31, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise indicated)

13.       Related party transactions (continued)

(c) Arqueana (a company currently indirectly owned by certain Directors of the Company)

As of December 31, 2019, the Company had an accounts receivable balance in the amount of $8,152 (December 31,2018 – nil) with Arqueana. During the year ended December 31, 2019, the Company paid Arqueana $33,357 (year ended December 31, 2018 - $33,049) for the land lease expenses of the Lithium Properties. These land lease expenses were offset by payments to Arqueana of $43,740. The amounts were recognized at the exchange amount. In addition to these balances, the Company owes Arqueana an outstanding balance of $3,449,546 for the December 2017 acquisition of the remaining 11% interest in SMSA that it did not previously own (presented herein at its carrying value – see note 11).

(d) RIX (a company owned by certain directors of the Company)

As of December 31, 2019, the Company had an accounts payable balance in the amount of $3,223 (December 31, 2018 $nil) with RIX. On June 1, 2019, the Company purchased a car for $8,289 (24,000 Brazilian Real) from RIX payable in 12 installments. As a result, in the remaining months of 2019 the Company incurred $4,525 in monthly payments towards this purchase. During the year ended December 31, 2019, the Company incurred expenses of $3,484 (year ended December 31, 2018 $8,448) for a car rental agreement that ended on May 31, 2019.

(e) McCarthy Tétrault LLP (a law firm where one of the Company’s directors is a partner and another of the Company’s directors is legal counsel)

As of December 31, 2019, the Company had an accounts payable balance in the amount of $765,058 (December 31, 2018 $300,526) for legal fees. The amounts were recognized at the exchange amount.

(f) Management and Directors, which comprise the Company’s officers and directors:

(i) For the year ended December 31, 2019, the Company owed travel expenses of $76,710 to its management. These travel expenditures were incurred in the normal course of operations for the Company and are to be reimbursed. The amounts were recognized at the exchange amount.

(ii) Services incurred in the normal course of operations for Company matters, at the exchange amount agreed to between the parties:

°	During the year ended December 31,2019 the Chief Executive Officer (“CEO”) was due to receive salary compensation in the amount of $192,712 (year ended December 31,2018 - $183,353). The CEO forfeited his right to receive part of this compensation. As a result, as of December 31, 2019, the Company had an account payable to the CEO in the amount of $43,976 regarding unpaid salary. The CEO did not receive share-based compensation for his services to the Company.

°	The Chief Financial Officer was paid $192,712 (year ended December 31, 2018 - $103,011).

°	The Chief Strategy Officer did not receive any salary or share based compensation for her services to the Company.

°	For the year ended December 31, 2019, the Company accrued $73,334 for a Director compensation.

(iii) Share-based compensation issued to directors, officers and senior management, other than the CEO and CSO, for the year ended December 31, 2019 was valued at $2,798,491 (year ended December 31, 2018 - $3,970,979).

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Year Ended December 31, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise indicated)

14.       Convertible debentures

On August 17, 2017 Sigma Holdings closed a private placement of convertible senior unsecured debentures (“Sigma Holdings Debentures”) in the aggregate principal amount of $2,800,000, convertible into common shares of Sigma Holdings at a conversion price of $0.50 per share.

On April 30, 2018, as part of closing the RTO, the Sigma Holdings Debentures were converted into 5,880,000 Sigma Holdings shares (prior to the Share Exchange and Share Consolidation), with a fair value of $11,760,000 calculated at $2.00 per share. 280,000 penalty shares were included in the 5,880,000 Sigma Holdings shares as the RTO was not completed prior to March 31, 2018. After consideration of the Share Exchange and the Share Consolidation, there are 5,879,807 outstanding shares of the Company issued as a result of the conversion of the Sigma Holdings Debentures.

In connection with the private placement of the Sigma Holdings Debentures, Sigma Holdings entered into an agency agreement with the agent pursuant to which Sigma Holdings (i) paid an agency fee of $137,700 and (ii) issued warrants to acquire 275,390 Sigma Holdings shares. Each such warrant was exercisable for one common share of Sigma Holdings at an exercise price of $0.50 per share with an expiry date of August 18, 2019.

The Sigma Holdings warrants were exchanged for Company warrants in accordance with the terms of the RTO. After the completion of the RTO and the Share Exchange and Share Consolidation (see note 10) the terms of the new warrants were as follows: 275,390 warrants outstanding with an exercise price of $0.50 per warrant with an expiry date of August 18, 2019. All of the warrants were exercised on July 11, 2019 (see note 17).

The value assigned to the 275,390 Sigma Holdings warrants was determined to be $11,244. The derivative component was revalued using a valuation model creating a loss of $1,063,518. This derivative loss in addition to a $560,000 loss on the penalty shares is disclosed in the statement of loss as a loss on derivative for the year ended December 31, 2018 totaling $1,623,518.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Year Ended December 31, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise indicated)

15.       Share capital

a) Authorized share capital

The authorized share capital consisted of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b) Common shares issued by the Company

	Common
	shares (#)	Amount
Balance, December 31, 2017	669,675	$697,582
Shares issued (1)(2)	10,019,671	20,040,000
Agent warrant issued (1)	-	(217,929)
Share issue transaction costs (fees)	-	(1,386,843)
Conversion of convertible debenture (note 14)	5,879,807	11,760,000
Shares issued for reverse takeover	50,398,348	1,339,356
Balance, December 31, 2018	66,967,501	$32,232,166

	Common
	shares (#)	Amount
Balance, December 31, 2018	66,967,501	$32,232,166
Exercise of RSUs (note 21)	1,606,000	3,344,920
Exercise of warrants (note 17)	275,390	555,627
Shares issued for services (3)	30,000	57,600
Balance, December 31, 2019	68,878,891	$36,190,313

(1) On April 30, 2018, Sigma Holdings completed a brokered private placement offering of 10,000,000 subscription receipts at a price of $2.00 per subscription receipt for gross proceeds of $20,000,000. After consideration of the Share Exchange and Share Consolidation the shares outstanding relating to this share issuance amounted to 9,999,671. In connection with the brokered private placement offering, Sigma Holdings issued warrants entitling the agent to purchase 248,352 Sigma Holdings shares after consideration of the Share Exchange and Share Consolidation. The fair value of the agent warrants was treated as a share issue cost. The fair value of the warrants was estimated to be $217,929 using the Black-Scholes valuation model on the following assumptions: share price of $2.00, dividend yield 0%, volatility 80.0% (calculated using similar companies), exercise price of $2.00, risk-free interest rate of 1.76%, and expected lives of 2.0 years.

(2) Immediately prior to closing of the RTO, Sigma Holdings completed a private placement of 20,000 Sigma Holdings shares at a subscription price of $2.00 per Sigma Share (the “Pre-Closing Private Placement”) for aggregate gross proceeds of $40,000. The Pre-Closing Private Placement was completed in order for the Company to have the required number of public shareholders to list as a Tier 1 Issuer in accordance with the policies of the TSXV.

(3) On July 8, 2019, the Company issued 30,000 common shares to Richardson GMP Limited as required by an introductory fee agreement dated November 2, 2017.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Year Ended December 31, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise indicated)

16.       Net loss per common share

The calculation of basic and diluted loss per share for the year ended December 31, 2019 was based on the loss attributable to common shareholders of $5,074,967 (year ended December 31, 2018 - loss of $10,450,133) and the weighted average number of common shares outstanding of 68,222,993 (year ended December 31, 2018 of 45,170,955). Diluted loss per share for each of the periods presented did not include the effect of RSU’s, stock options and warrants as they are anti-dilutive.

17.       Warrants

	Number of	Grant date
	warrants	fair value
Balance, December 31, 2017 and December 31, 2018	523,742	$635,861
Exercise of warrants	(275,390)	(417,932)
Balance, December 31, 2019	248,352	$217,929

The following table reflects the actual warrants issued and outstanding as of December 31, 2019.

Expiry date	Exercise price	Warrants outstanding
March 29, 2020	2.00	248,352
		248,352

18.       Financial risk management

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate risk, foreign currency risk and price risk).

(i) Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and receivables. Cash is held with a Canadian chartered bank and a financial institution in Brazil, from which management believes the risk of loss to be minimal.

Receivables consist of amounts due from management and related parties (see notes 4 and 13). Receivables are in good standing as of December 31, 2019. Management believes that the credit risk with respect to these amounts receivable is minimal.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Year Ended December 31, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise indicated)

18.       Financial risk management (continued)

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. To the extent the Company does not believe it has sufficient liquidity to meet obligations, it will consider securing additional equity or debt funding (see note 2 - going concern).

The Company’s financial obligations consist of accounts payable and other liabilities and the contractual value of the accounts payable and other liabilities and note payable. The maturity analysis of financial liabilities as at December 31, 2019 is as follows:

	Less than			More than
	one year	1-3 years	3-5 years	5 years	Total
Accounts payable and other liabilities	$3,702,947	$-	$-	$-	$3,702,947
Discounted lease payments	9,963	23,625	29,615	250,478	313,681
Revolving credit facility	396,195	-	-	-	396,195
Note payable	953,497	2,496,049	-	-	3,449,546

COVID-19

Due to the worldwide COVID-19 outbreak, material uncertainties may come into existence that could influence management’s going concern assumption. Management cannot accurately predict the future impact COVID-19 may have on:

•	global lithium prices;
•	demand for lithium and the ability to refine, beneficiate and sell batteries produced;
•	the severity and the length of potential measures taken by governments to manage the spread of the disease, and their effect on labour availability and supply lines;
•	availability of government supplies, such as water and electricity;
•	local currency purchasing power;
•	ability to obtain funding; or
•	the availability of personnel for the Company and for its service providers.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Year Ended December 31, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise indicated)

18.       Financial risk management (continued)

(ii) Liquidity risk (continued)

COVID-19 (continued)

At the date of the approval of these consolidated financial statements, the Brazilian government has not introduced measures which impede the normal operation of the business. On March 20, 2020, the Brazilian Ministry of Mines and Energy issued the decree 10.282 (“portaria”) including the mining sector amongst the industries considered to be “essential” to the prosperity and economy of the country. As a result, the activities of operational and pre-operational mining companies in Brazil are not subject to the physical movement restrictions and shelter-in-place, lockdowns and state border restrictions imposed by certain states and municipalities as a result of the COVID-19.

(iii) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

(a) Interest rate risk

The Company has cash balances. The Company’s current policy is to invest surplus cash in high yield savings accounts with a Canadian chartered bank with which it keeps its bank accounts. As at December 31, 2019, the Company did not have any surplus cash.

The Company also had debt instruments, as disclosed in note 11. The debt instruments as at December 31, 2019 and December 31, 2018 are exposed to interest as per the CDI (Brazilian Interbank rate).

(b) Foreign currency risk

The Company’s functional and presentation currency is the Canadian dollar and major purchases are transacted in Canadian dollars. The Company also has significant balances in Brazilian Reais that are subject to foreign currency risk.

The Company had the following balances in the prescribed currencies:
		December 31,	December 31,
		2019	2018
(SMSA’s financial statements denominated in Brazilian Reais)
Brazilian Reais
Current assets	Reais	695,855	446,358
Current liabilities	Reais	(4,428,719)	(3,651,476)

(Company’s financial statements denominated in US Dollars)
United States Dollar
Cash in banks	USD	48,809	2,590,951

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Year Ended December 31, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise indicated)

18.       Financial risk management (continued)

(iii) Market risk (continued)

(b) Foreign currency risk (continued)

•	The Company is exposed to foreign currency risk on fluctuations related to cash, receivables and accounts payable and other liabilities denominated in Brazilian Reais and US dollars.

♦	Sensitivity to a plus or minus 5% change in the foreign exchange rate of the Brazilian Reais compared to the Canadian dollar would affect The Company’s P&L (“Comprehensive Loss Statement”) by approximately $60,000 with all other variables held constant.

♦	Sensitivity to a plus or minus 5% change in the foreign exchange rate of the US dollar compared to the Canadian dollar would affect The Company’s P&L (“Comprehensive Loss Statement”) by approximately $3,000 with all other variables held constant.

19.       Capital management

The Company manages its capital with the following objectives:

•	To ensure sufficient financial flexibility to achieve the ongoing business objectives, including funding of future growth opportunities, and pursuit of accretive acquisitions; and

•	To maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board of Directors on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, contributed surplus, accumulated other comprehensive loss and deficit, which at December 31, 2019 totaled $8,739,275 (December 31, 2018 - $11,381,903). The Company’s capital management objectives, policies and processes remained unchanged during the year ended December 31, 2019.

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is updated based on activities related to the Lithium Properties.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Year Ended December 31, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise indicated)

20.       General and administrative expenditures

Year ended December 31,	2019	2018
Stock-based compensation	$258,280	$2,678,027
Salaries and benefits	718,622	552,961
Legal Canada	474,268	365,486
Legal Brazil	211,986	313,781
Travel - Administration	221,668	361,031
Travel - Exploration and operational team	495,746	159,922
A10 Cost Sharing Agreement (Sigma Personnel, Sigma Travel)	92,808	107,489
Auditing	318,851	396,224
Other administration	308,337	518,640
Insurance	153,564	133,419
Financial expenses	37,375	185,104
Business development and investor relations	499,700	469,285
Accounting	116,642	75,673
Total general expenditures	$3,907,847	$6,317,042

21.       Restricted share units

The Company’s Board of Directors has adopted the Equity Incentive Plan. The Equity Incentive Plan received majority (and majority of disinterested) shareholder approval in accordance with the policies of the TSXV at the annual and special meeting of the Company’s shareholders held on June 18, 2018. The Equity Incentive Plan is available to (i) the directors of the Company, (ii) the officers and employees of the Company and its subsidiaries and (iii) designated service providers who spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary thereof (each, a “Participant”), all as selected by the Company’s Board of Directors or a committee appointed by the Company’s Board of Directors to administer the Equity Incentive Plan (the “Plan Administrators”).

Number of RSUs
Balance, December 31, 2017	-
Granted (1)	4,700,000
Forfeited (2)	(1,008,000)
Balance, December 31, 2018	3,692,000

Balance, December 31, 2018	3,692,000
Forfeited (2)	(1,008,000)
Granted (3)	1,118,000
Cancelled (4)	(50,000)
Exercised (3)(5)	(1,606,000)
Balance, December 31, 2019	2,146,000

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Year Ended December 31, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise indicated)

21.       Restricted share units (continued)

(1) During the year ended December 31, 2018, the Company granted 4,700,000 RSUs to officers and key employees of the Company.

(2) On December 31, 2008 and on January 7, 2019, 1,008,000 RSUs were forfeited, respectively.

(3) During 2019, the Company granted 1,118,000 RSUs to an officer and key employees of the Company, of which 364,000 common shares were issued related to the exercise of RSUs on March 25, 2019.

(4) On May 22, 2019, 50,000 RSUs were cancelled.

(5) On May 1, 2019, 1,242,000 common shares were issued related to the exercise of RSUs.

22.       Stock options

Movements in stock options are summarized below:
	Number of	Weighted average
	stock options	exercise price
Balance, December 31, 2017	-	$-
Granted	524,000	2.18
Balance, December 31, 2018	524,000	$2.18

Balance, December 31, 2018	524,000	$2.18
Forfeited (1)	(100,000)	2.23
Cancelled (2)	(224,000)	2.23
Balance, December 31, 2019	200,000	$2.10

(1) 100,000 options were forfeited due to a service providers contracts termination.

(2) 174,000 options from an officer were canceled in March 2019 and RSUs were granted; 50,000 options were canceled due to an officer resignation in January 2019.

The fair value of the options granted to employees and management included in the Equity Incentive Plan was measured using the Black-Scholes option pricing model.

The weighted average inputs used in the measurement of the fair value during the periods ended December 31, 2019 and 2018 are:

Year ended December 31,	2019	2018
Number of options granted	nil	524,000
Expected volatility	nil%	142%
Risk free interest rate	nil%	2.32%
Estimated forfeiture rate	nil	nil
Expected dividend yield	nil	nil
Expected life in years	nil	5 years

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Year Ended December 31, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise indicated)

22.       Stock options (continued)

The following table reflects the stock options issued and outstanding as of December 31, 2019:

		Weighted average		Number of
		remaining	Number of	options
	Exercise	exercisable	options	vested	Grant date
	price ($)	life (years)	outstanding	(exercisable)	fair value
August 28, 2028 Expiry	2.23	8.67	50,000	20,000	$100,200
November 2, 2028 Expiry	2.05	8.85	150,000	75,000	300,000

Balance, December 31, 2019		8.80	200,000	95,000	$400,200

23.       Income tax

A reconciliation between income tax expense and the product of accounting profit (loss) multiplied by the Company’s statutory tax rate is provided below:

Year ended December 31,	2019	2018
Loss before Income Tax	$(5,074,967)	$(10,450,133)

Income tax at statutory rate of 27%	(1,370,241)	(2,821,536)
Impact of foreign income tax rate differential	(196,270)	(136,366)
Permanent differences	(78,330)	136,366
Non deductible expenses	128,776	1,656,386
Tax benefits not recognized	1,516,065	1,165,150
	$-	$-

Deferred Tax Assets and Liabilities

(a) Unrecognized deferred tax assets

Deferred tax assets are recognized for the carry-forward or unused tax losses and unused tax credits to the extent that it is probable that taxable profits will be available against which the unused tax losses/credits can be utilized. The following represent the deductible temporary differences which have not been recognized in the financial statements.

December 31,	2019	2018
Share issue costs	$1,199,985	$1,506,282
Note payable	226,378	537,661
Loss carry forward - Brazil	5,382,880	2,524,706
Loss carry forward - Canada	4,570,579	10,059,444
	$11,379,822	$14,628,093

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Year Ended December 31, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise indicated)

23.       Income tax (continued)

(b) Non-capital losses

The following table summarizes the Company’s non-capital losses that can be applied against future taxable profit:

Country	Amount	Expiry date
Canada	$4,570,579	2037 and 2039
Brazil	5,382,880	indefinite

The tax loss carry forward in Brazil which can be carried forward indefinitely, however only 30% of taxable income in one year can be applied against the loss carry-forward balance.

24.       Events after the reporting period

(a) On March 27, 2020, the Company and Arqueana signed a restructuring and rescheduling agreement (6th Amendment) to the Notes payable (note 11) installment of R$ 3,000,000 ($966,899 – undiscounted $953,497 discounted) due on March 15, 2020 and not paid by the Company. Under the agreement, Arqueana agreed to postpone the due date of this installment to January 1st, 2021, levying an additional 5% penalty to the 10% penalty already stipulated in the in the SPA. Therefore, this Notes payable installment will bear a total 15% penalty. The installment will also bear interest of 1% per month until its payment, as is stipulated in the SPA.

(b) From January 1, 2020 to May 15, 2020, the Company drew down an additional amount of $1,050,704 (US$746,000) on the A10 Credit Facility. Therefore, as of May 15, 2020, US$986,000 had been drawn in total to date and $36,015 (US$25,571) in calculated interest to date was credited against the Due Diligence fee of $42,217 (US$32,500) that had been accrued on the facility.